UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 6 May 2026, London UK

Results of 26th Annual General Meeting

GSK plc ('GSK') held a hybrid Annual General Meeting ('AGM') at 2.30pm on Wednesday 6 May 2026 at the London Marriott Hotel Grosvenor Square, Grosvenor Square, London, W1K 6JP. Shareholders were able to join the meeting in person or virtually via the Lumi Global website and Zoom.

All valid proxy votes (whether submitted electronically or in hard copy form) were included in the poll taken at the meeting.

All 25 resolutions were passed and decided upon by a poll. The table below shows the results for each resolution. The full text of the resolutions is contained in the Notice of AGM published on 25 March 2026, which is available on GSK's website at www.gsk.com.

Resolution		Total votes for(1)(2)%		Total votes against(2)%		Total votes cast	% of Issued Share Capital voted(3)	Votes withheld(4)
1	Receive and adopt the 2025 Annual Report	3,073,839,952	99.25	23,182,191	0.75	3,097,022,143	76.38%	8,652,004
2	Approve the Annual report on remuneration	2,986,046,185	96.74	100,644,457	3.26	3,086,690,642	76.12%	18,986,231
3	Approve the Remuneration policy	3,066,582,993	98.96	32,182,945	1.04	3,098,765,938	76.42%	6,914,570
4	Election of Luke Miels	3,081,325,569	99.37	19,501,818	0.63	3,100,827,387	76.47%	4,845,132
5	Re-election of Sir Jonathan Symonds	3,079,744,123	99.32	21,127,306	0.68	3,100,871,429	76.47%	4,793,341
6	Re-election of Julie Brown	3,069,722,312	99.00	31,102,814	1.00	3,100,825,126	76.47%	4,848,203
7	Re-election of Elizabeth McKee Anderson	3,042,023,812	98.52	45,732,363	1.48	3,087,756,175	76.15%	17,906,882
8	Re-election of Charles Bancroft	3,070,002,110	99.43	17,646,639	0.57	3,087,648,749	76.15%	18,018,954
9	Re-election of Dr Hal Barron	3,080,985,163	99.37	19,595,495	0.63	3,100,580,658	76.47%	5,088,510
10	Re-election of Dr Anne Beal	3,048,091,490	98.71	39,715,257	1.29	3,087,806,747	76.15%	17,858,160
11	Re-election of Wendy Becker	3,031,625,476	98.18	56,091,438	1.82	3,087,716,914	76.15%	17,946,122
12	Re-election of Dr Harry C Dietz	3,094,560,703	99.80	6,160,152	0.20	3,100,720,855	76.47%	4,943,572
13	Re-election of Dr Jeannie Lee	3,095,593,233	99.84	5,084,831	0.16	3,100,678,064	76.47%	4,985,598
14	Re-election of Dr Gavin Screaton	3,095,403,626	99.83	5,240,337	0.17	3,100,643,963	76.47%	5,019,966
15	Re-election of Dr Vishal Sikka	3,095,036,695	99.82	5,513,088	0.18	3,100,549,783	76.47%	5,111,280
16	Re-appointment of the auditor	3,099,113,772	99.94	1,891,083	0.06	3,101,004,855	76.48%	4,664,323
17	Remuneration of the auditor	3,098,976,181	99.94	1,736,335	0.06	3,100,712,516	76.47%	4,949,197
18	Authority for the company to make donations to political organisations and incur political expenditure	3,039,847,574	98.91	33,534,985	1.09	3,073,382,559	75.80%	32,288,122
19	Authority to allot shares	2,999,108,776	96.74	100,960,760	3.26	3,100,069,536	76.45%	5,592,295
20	Disapplication of pre-emption rights - general power(5)	3,046,584,734	98.32	51,962,919	1.68	3,098,547,653	76.42%	7,072,535
21	Disapplication of pre-emption rights - in connection with an acquisition or specified capital investment(5)	3,059,992,748	98.75	38,710,772	1.25	3,098,703,520	76.42%	6,947,940
22	Authority for the company to purchase its own shares(5)	3,093,867,095	99.82	5,669,416	0.18	3,099,536,511	76.44%	6,127,609
23	Exemption from statement of senior statutory auditor's name	3,079,861,236	99.81	5,739,421	0.19	3,085,600,657	76.10%	20,038,163
24	Authority for reduced notice of a general meeting other than an AGM(5)	2,911,856,203	93.98	186,503,587	6.02	3,098,359,790	76.41%	7,285,017
25	Approve the amended Articles of Association(5)	3,065,959,469	99.40	18,375,929	0.60	3,084,335,398	76.07%	21,304,284

Notes:

(1)      The "for" votes include those giving the Chair discretion.
(2)      Votes "for" and "against" are expressed as a percentage of the total votes cast.
(3)      The Company's issued share capital as at 1 May 2026 consisted of 4,054,826,603 shares of 31 ¼ pence each ('Ordinary Shares') excluding Ordinary Shares held in Treasury. Every shareholder has one vote for every
           Ordinary Share held.
(4)      A "vote withheld" is not a vote in law and is not counted in the calculation of the proportion of votes "for" or "against" a resolution.
(5)      Indicates Special Resolutions requiring a 75% majority of votes cast.

The following table provides further information on participation in the AGM:

	GSK's 26th AGM (Hybrid meeting) (2026)	GSK's 25th AGM (Hybrid meeting) (2025)
Issued share capital (excluding Treasury Shares)	4,054,826,603	4,109,037,095
Total votes cast and votes withheld lodged as a % of GSK's issued share capital (excluding Treasury Shares)	76.59%	74.21%
Total shareholder population	55,305	57,405
Total number of proxies lodged	2,475	2,617
Number of shareholders in attendance	117 in person 17 participated virtually	130 in person 25 participated virtually
% of shareholders who lodged proxies	4.48%	4.56%

The above poll results will shortly be available on the company's website at www.gsk.com.

In accordance with Listing Rule 6.4.2 of the Financial Conduct Authority's (FCA) Listing Rules, a copy of the resolutions, other than those concerning ordinary business, will be submitted to the FCA and will, in due course, be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

V A Whyte
Company Secretary
6 May 2026

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

Registered in England & Wales:

No. 3888792

Registered Office:

79 New Oxford Stree

London

WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: May 06, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc